

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2024

Tomer Izraeli
Chief Executive Officer
Polyrizon, Inc.
5 Ha-Tidhar Street
Raanana, 4366507, Israel

> **Re: Polyrizon, Inc.**
> **Form F-1**
> **Exhibit Nos. 10.5 and 10.6**
> **Filed October 6, 2022**
> **File No. 333-266745**

Dear Tomer Izraeli:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance